================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 24)


                                THE LIMITED, INC.

                                (Name of Issuer)

  COMMON STOCK, $0.50 PAR VALUE                                532716-10-7
--------------------------------------------------------------------------------
  (Title of class of securities)                              (CUSIP number)

                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                               SEPTEMBER 13, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



================================================================================



NY2:\963626\02\KNJ#02!.DOC\80808.0004

-------------------------------------------------------              --------------------------------------------------------------
CUSIP No. 532716-10-7                                       13-D                                                           Page 2
-------------------------------------------------------              --------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Leslie H. Wexner
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

-------------- -------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     72,803,936
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                    5,336,034
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                73,898,367
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:               5,336,034

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  81,103,003

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [X]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.0%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       2

-------------------------------------------------------              --------------------------------------------------------------
CUSIP No. 532716-10-7                                       13-D                                                           Page 3
-------------------------------------------------------              --------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 The Wexner Foundation
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

-------------- -------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     1,136,634
       SHARES
                       ------ -------------------------------------- -------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER:                       -0-
      OWNED BY
                       ------ -------------------------------------- -------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER:                1,136,634
      REPORTING
                       ------ -------------------------------------- -------------------------------------------------------------
     PERSON WITH        10    SHARED DISPOSITIVE POWER:                  -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,136,634

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.3%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       3

-------------------------------------------------------              --------------------------------------------------------------
CUSIP No. 532716-10-7                                       13-D                                                           Page 4
-------------------------------------------------------              --------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 Health and Science Interests II
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

-------------- -------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                       700,000
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                       -0-
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                  700,000
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:                   -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   700,000

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.2%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       4

-------------------------------------------------------              --------------------------------------------------------------
CUSIP No. 532716-10-7                                       13-D                                                           Page 5
-------------------------------------------------------              --------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 The Wexner Children's Trust
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------- ----------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    Ohio

-------------- -------------------------------------------------------------------------------------------------------------------
        NUMBER OF            7     SOLE VOTING POWER:                   31,500,300
         SHARES
                           ------- ------------------------------------ ----------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                     -0-
        OWNED BY
                           ------- ------------------------------------ ----------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:               31,500,300
        REPORTING
                           ------- ------------------------------------ ----------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                 -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   31,500,300

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.4%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       5

-------------------------------------------------------              --------------------------------------------------------------
CUSIP No. 532716-10-7                                       13-D                                                           Page 6
-------------------------------------------------------              --------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Harry, Hannah, David and Sarah Wexner Trust
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

-------------- -------------------------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                     -0-
         SHARES
                           ------ ---------------------------------- -------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                   -0-
        OWNED BY
                           ------ ---------------------------------- -------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:                 -0-
        REPORTING
                           ------ ---------------------------------- -------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:               -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.0%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       6

-------------------------------------------------------              --------------------------------------------------------------
CUSIP No. 532716-10-7                                       13-D                                                           Page 7
-------------------------------------------------------              --------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                ASW Holdings, Inc.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  31-1654943
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                       [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

-------------- -------------------------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                 3,499,400
         SHARES
                           ------ ---------------------------------- -------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
        OWNED BY
                           ------ ---------------------------------- -------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:            3,499,400
        REPORTING
                           ------ ---------------------------------- -------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  3,499,400

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.8%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO
-------------- -------------------------------------------------------------------------------------------------------------------


                  This Amendment No. 24 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 23 thereto, filed by a group currently comprised of Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, Harry, Hannah, David and Sarah Wexner Trust and ASW Holdings, Inc. (collectively, the "Purchasers"), with respect to the common stock, $0.50 par value per share (the "Common Stock"), of The Limited, Inc. (the "Company").

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

                  (a) The responses of the Purchasers to Rows (11) through (13) of the cover pages of this Amendment No. 24 are incorporated herein by reference. As of September 14, 2000, the Purchasers beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 425,574,209, being based on the number of shares outstanding as of August 25, 2000 as reported in the Company's Form 10-Q for the quarterly period ended July 29, 2000).

                                                                                                            Percent
                   Person                                Number of Shares                                  of Class
            -------------------                      -------------------------                             --------
1.         Leslie H. Wexner                                   81,103,003 (1)(2)(3)(4)(5)(6)                  19.0%
2.         The Wexner Foundation                               1,136,634 (1)                                  0.3%
3.         Health and Science Interests II                       700,000 (2)                                  0.2%
4.         The Wexner Children's Trust                        31,500,300 (4)                                  7.4%
5.         Harry, Hannah, David and Sarah Wexner                       0 (5)                                  0.0%
           Trust
6.         ASW Holdings, Inc.                                  3,499,400 (6)                                  0.8%


         ------------------------------
1. Power to vote or direct the disposition of the 1,136,634 shares held by The Wexner Foundation may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as the trustees of The Wexner Foundation. Leslie
         H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of the shares held by The Wexner Foundation.

2. Power to vote or direct the disposition of the 700,000 shares held by Health and Science Interests II may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as trustees thereof. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of shares held by Health and Science Interests II.

3. Includes 1,094,431 shares held in The Limited, Inc. Savings and Retirement Plan for Mr. Wexner's account over which he exercises dispositive but not voting control. Also includes 1,868,602 shares issuable within 60 days upon exercise of outstanding options held by Mr. Wexner. Excludes 2,236 shares and 1,601 options held directly by Abigail S. Wexner, Mr. Wexner's wife, and 400,000 shares held in a trust of which Ms. Wexner is a beneficiary, as to which Mr. Wexner disclaims beneficial ownership.

4. Power to vote or direct the disposition of the 31,500,300 shares held by Leslie H. Wexner as the sole trustee of The Wexner Children's Trust.

5. Power to vote or direct the disposition of shares held by the Harry, Hannah, David and Sarah Wexner Trust may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as trustees of such trust.

6. Power to vote or direct the disposition of the 3,499,400 shares held by ASW Holdings may be deemed to be shared by ASW Holdings with Leslie H. Wexner, by reason of his rights as the settlor of the trust that holds 100% of the outstanding capital stock of ASW Holdings.

                  (b) The responses of the Purchasers to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 24 and (ii) Item 5(a) hereof are incorporated herein by reference.

                  (c) In addition to the transaction described in Item 6 of this Amendment No. 24 (which is hereby incorporated herein by reference), during the past 60 days the Purchasers effected the following transactions in the Common
Stock:

                              Date of           Amount of            Price per                Where and
    Person                  Transaction         Securities             Share                How Effected
    ------                  -----------         ----------             -----                ------------
Harry, Hannah, David and      8/28/00     3,000,000 shares            $20.625                NYSE (sale)
Sarah Wexner Trust
ASW Holdings, Inc.            9/13/00     3,500,000 shares            $23.375                NYSE (sale)




                  (d), (e):  Not Applicable

Item 6.       Contracts, Arrangements, Understandings or Relationships With
              -------------------------------------------------------------
              Respect to Securities of the Issuer.
              ------------------------------------

                  On September 11, 2000, the Harry, Hannah, David and Sarah Wexner Trust distributed 2,279,394 shares of Common Stock to Leslie H. Wexner without consideration.

Item 7.       Materials to be Filed as Exhibits.
              ---------------------------------

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, the Harry, Hannah, David and Sarah Wexner Trust, and ASW Holdings, Inc., dated September 15, 2000.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 2000


                                     Leslie H. Wexner
                                  ---------------------------------
                                     Leslie H. Wexner


                                 THE WEXNER FOUNDATION


                                 By:    Darren K. Indyke
                                     ------------------------------
                                        Darren K. Indyke, Secretary


                                 HEALTH AND SCIENCE INTERESTS II


                                 By:    Jeffrey E. Epstein
                                     ------------------------------
                                        Jeffrey E. Epstein, Trustee


                                 THE WEXNER CHILDREN'S TRUST


                                 By:    Leslie H. Wexner
                                     ------------------------------
                                        Leslie H. Wexner, Trustee


                                 HARRY, HANNAH, DAVID AND
                                   SARAH WEXNER TRUST


                                 By:    Jeffrey E. Epstein
                                     ------------------------------
                                        Jeffrey E. Epstein, Trustee


                                 ASW HOLDINGS, INC.


                                 By:    Jeffrey E. Epstein
                                     --------------------------------
                                        Jeffrey E. Epstein, President

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, the Harry, Hannah, David and Sarah Wexner Trust, and ASW Holdings, Inc., dated September 15, 2000.